Teva to Highlight Asthma Data at the 2017 American College of Allergy, Asthma and Immunology Annual
Scientific Meeting

Presentations Span Teva’s Respiratory Portfolio – including Rescue, Maintenance Inhalers and
Biologic Asthma Treatment

JERUSALEM, October 26, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that five company-sponsored abstracts will be presented at the 2017 American College of Allergy, Asthma and Immunology (ACAAI) Annual Scientific Meeting in Boston, October 26-30, 2017.

Among the accepted abstracts, data from two analyses examined the efficacy of CINQAIR® IV (reslizumab) Injection, a humanized interleukin-5 antagonist monoclonal antibody for the treatment of severe eosinophilic asthma. One abstract presents a post-hoc analysis, measuring the direct effect of CINQAIR® on spirometric “lung age,” and the second presents a post-hoc analysis examining the impact of CINQAIR® on lung function and clinical asthma exacerbations in patients with low baseline lung function.

A post-hoc analysis studied the efficacy of ArmonAir™ RespiClick® (fluticasone propionate) Inhalation Powder and AirDuo RespiClick® (fluticasone propionate and salmeterol) Inhalation Powder in patients previously treated with the same medication administered in alternative inhalers.

Finally, two abstracts from Teva’s Health Economic and Outcomes Research team will be presented. One describes a budget impact model that was developed to assess the economic impact of Short-Acting Beta-Agonists (SABAs) with integrated dose counters among Medicare patients with respiratory diseases. The other describes a retrospective, observational claims-based study that explores the prevalence of comorbidities associated with poor device handling in asthma and/or chronic obstructive pulmonary disease (COPD) patients using SABAs, including ProAir RespiClick® (albuterol sulfate) Inhalation Powder.

“Nearly 25 million people in the U.S. have asthma1 – and that number is growing. This is what drives us to constantly evaluate our treatments – from inhaler therapies with breath-actuated delivery systems to targeted biologic therapy. Our intent is to develop therapies that may enable positive treatment outcomes for patients,” said Dr. Daniel McBryan, MD, Vice President, Respiratory Global Medical Affairs at Teva Pharmaceuticals. “We are excited to be here at the ACAAI Annual Scientific Meeting to showcase our ongoing commitment to scientific research aimed at addressing the unmet needs that still exist for the respiratory patient community.”

The following Teva-sponsored data will be presented:

CINQAIR® (reslizumab)

#P216: Efficacy of reslizumab in eosinophilic asthma patients with low lung function

•	This abstract will be presented as an ePoster presentation on Saturday, October 28, 2017 at 10:30 AM on Monitor 5

#P223: Reslizumab improves spirometric lung age in patients with severe eosinophilic asthma

•	This abstract will be presented as an ePoster presentation on Saturday, October 28, 2017 at 1:10 PM on Monitor 5

ArmonAir™ RespiClick® (fluticasone propionate) and AirDuo RespiClick® (fluticasone propionate and salmeterol)

#P209: Fluticasone Propionate and Fluticasone/Salmeterol Multidose Dry Powder Inhalers in Patients Previously Treated Through Alternative Devices

•	This abstract will be presented as an ePoster presentation on Friday, October 27, 2017 at 4:50 PM on Monitor 5

Health Economics Outcomes and Research

#P236: Comorbidities Associated with Poor Short-Acting Beta-Agonist Inhaler Handling Among United States Respiratory Patients

•	This abstract will be presented as an ePoster presentation on Sunday, October 29, 2017 at 1:10 PM on Monitor 5

#P235: Budgetary Impact Model on a Medicare Plan Adopting Short-Acting Beta-Agonist Inhalers with Integrated Dose Counters

•	This abstract will be presented as an ePoster presentation on Sunday, October 29, 2017 at 1 PM on Monitor 5

About CINQAIR® (reslizumab) Injection
CINQAIR (reslizumab) Injection is an interleukin-5 antagonist monoclonal antibody (IgG4 kappa) indicated for add-on maintenance treatment of patients with severe asthma aged 18 years and older, and with an eosinophilic phenotype.

Limitations of Use: CINQAIR is not indicated for:

treatment of other eosinophilic conditions
relief of acute bronchospasm or status asthmaticus

IMPORTANT SAFETY INFORMATION

WARNING: ANAPHYLAXIS

Anaphylaxis has been observed with CINQAIR infusion in 0.3% of patients in placebo-controlled clinical studies. Anaphylaxis was reported as early as the second dose of CINQAIR.

Anaphylaxis can be life-threatening. Patients should be observed for an appropriate period of time after CINQAIR administration by a healthcare professional prepared to manage anaphylaxis. Discontinue CINQAIR immediately if the patient experiences signs or symptoms of anaphylaxis.

CONTRAINDICATIONS

CINQAIR is contraindicated in patients who have known hypersensitivity to reslizumab or any of its excipients.

WARNINGS AND PRECAUTIONS

Acute Asthma Symptoms or Deteriorating Disease: CINQAIR should not be used to treat acute asthma symptoms or acute exacerbations. Do not use CINQAIR to treat acute bronchospasm or status asthmaticus. Patients should seek medical advice if their asthma remains uncontrolled or worsens after initiation of treatment with CINQAIR.

Malignancy: In placebo-controlled clinical studies, 6/1028 (0.6%) patients receiving 3 mg/kg CINQAIR had at least 1 malignant neoplasm reported compared to 2/730 (0.3%) patients in the placebo group. The observed malignancies in CINQAIR-treated patients were diverse in nature and without clustering of any particular tissue type. The majority of malignancies were diagnosed within less than six months of exposure to CINQAIR.

Reduction of Corticosteroid Dosage: No clinical studies have been conducted to assess reduction of maintenance corticosteroid dosages following administration of CINQAIR. Do not discontinue systemic or inhaled corticosteroids abruptly upon initiation of therapy with CINQAIR. Reductions in corticosteroid dose, if appropriate, should be gradual and performed under the supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Parasitic (Helminth) Infection: Eosinophils may be involved in the immunological response to some helminth infections. Treat patients with pre-existing helminth infections before initiating CINQAIR. If patients become infected while receiving treatment with CINQAIR and do not respond to anti-helminth treatment, discontinue treatment with CINQAIR until infection resolves.

ADVERSE REACTIONS

Adverse reactions that occurred at 2% incidence and more commonly than in the placebo group included 1 event: oropharyngeal pain (2.6% vs. 2.2%).

Elevated baseline creatine phosphokinase (CPK) was more frequent in patients randomized to CINQAIR (14%) versus placebo (9%). Transient CPK elevations in patients with normal baseline CPK values were observed more frequently with CINQAIR (20%) versus placebo (18%) during routine laboratory assessments.

Myalgia was reported in 1% (10/1028) of patients in the CINQAIR 3 mg/kg group compared to 0.5% (4/730) of patients in the placebo group.

Immunogenicity: In placebo-controlled studies, a treatment-emergent anti-reslizumab antibody response developed in 53/983 (5.4%) of CINQAIR-treated patients (3 mg/kg). The antibody responses were of low titer and often transient. There was no detectable impact of the antibodies on the clinical pharmacokinetics, pharmacodynamics, clinical efficacy, and safety of CINQAIR.

Please click here for Full Prescribing Information

About ProAir RespiClick® (albuterol sulfate) Inhalation Powder
ProAir RespiClick® (albuterol sulfate) Inhalation Powder is indicated in patients 4 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

IMPORTANT SAFETY INFORMATION

ProAir RespiClick® (albuterol sulfate) Inhalation Powder is contraindicated in patients with hypersensitivity to albuterol or patients with a severe hypersensitivity to milk proteins. Rare cases of hypersensitivity reactions, including urticaria, angioedema, and rash have been reported after the use of albuterol sulfate. There have been reports of anaphylactic reactions in patients using inhalation therapies containing lactose

ProAir® RespiClick® can produce paradoxical bronchospasm that may be life-threatening. Discontinue ProAir® RespiClick® and institute alternative therapy if paradoxical bronchospasm occurs

Need for more doses of ProAir® RespiClick® than usual may be a marker of acute or chronic deterioration of asthma and requires reevaluation of treatment

ProAir® RespiClick® alone may not be adequate to control asthma in many patients. Early consideration should be given to adding anti-inflammatory agents, e.g., corticosteroids

ProAir® RespiClick®, like other beta-adrenergic agonists, can produce clinically significant cardiovascular effects in some patients, as measured by heart rate, blood pressure, and/or symptoms. If such effects occur, the drug may need to be discontinued

ProAir® RespiClick®, as with all sympathomimetic amines, should be used with caution in patients with cardiovascular disorders (especially coronary insufficiency, cardiac arrhythmias, and hypertension), convulsive disorders, hyperthyroidism, and diabetes

Fatalities have been reported in association with excessive use of inhaled sympathomimetic drugs in patients with asthma. Do not exceed the recommended dose

Immediate hypersensitivity reactions may occur. Discontinue ProAir® RespiClick® immediately

ProAir® RespiClick® may produce significant hypokalemia in some patients, which has the potential to produce adverse cardiovascular effects. The decrease is usually transient, not requiring supplementation

Potential drug interactions can occur with beta-blockers, diuretics, digoxin, or monoamine oxidase inhibitors, and tricyclic antidepressants

In controlled studies of ProAir® RespiClick® in patients 12 years of age and older, adverse events that occurred at an incidence rate of at least 1% and greater than placebo included back pain (2% vs 1%), pain (2% vs <1%), gastroenteritis viral (1% vs <1%), sinus headache (1% vs <1%), and urinary tract infection (1% vs <1%)

In controlled studies of ProAir® RespiClick® in patients 4 to 11 years of age, adverse events that occurred at an incidence rate of at least 2% and greater than placebo included nasopharyngitis (2% vs 1%), oropharyngeal pain (2% vs 1%), and vomiting (3% vs 1%)

Please click here for Full Prescribing Information

About AirDuo RespiClick® (Fluticasone Propionate and Salmeterol) Inhalation Powder
AirDuo™ RespiClick® is indicated for the treatment of asthma in patients aged 12 years and older. AirDuo RespiClick is only for patients uncontrolled on an ICS or whose disease severity clearly warrants an ICS/LABA.

Important Limitation of Use: AirDuo RespiClick is NOT indicated for the relief of acute bronchospasm.

IMPORTANT SAFETY INFORMATION

WARNING: ASTHMA-RELATED DEATH

Long-acting beta2-adrenergic agonists (LABA), such as salmeterol, one of the active ingredients in AirDuo RespiClick, increase the risk of asthma-related death. Data from a large placebo-controlled US trial that compared the safety of salmeterol with placebo added to usual asthma therapy showed an increase in asthma-related deaths in subjects receiving salmeterol (13 deaths out of 13,176 subjects treated for 28 weeks on salmeterol versus 3 deaths out of 13,179 subjects on placebo). Currently available data are inadequate to determine whether concurrent use of inhaled corticosteroids or other long-term asthma control drugs mitigates the increased risk of asthma-related death from LABA. Available data from controlled clinical trials suggest that LABA increase the risk of asthma-related hospitalization in pediatric and adolescent patients

Therefore, when treating patients with asthma, physicians should only prescribe AirDuo RespiClick for patients not adequately controlled on a long-term asthma control medication, such as an inhaled corticosteroid, or whose disease severity clearly warrants initiation of treatment with both an inhaled corticosteroid and a LABA. Once asthma control is achieved and maintained, assess the patient at regular intervals and step down therapy (e.g., discontinue AirDuo RespiClick) if possible without loss of asthma control and maintain the patient on a long-term asthma control medication, such as an inhaled corticosteroid. Do not use AirDuo RespiClick for patients whose asthma is adequately controlled on low- or medium-dose inhaled corticosteroids

Contraindications: AirDuo RespiClick is contraindicated in:

Primary treatment of status asthmaticus or other acute episodes of asthma requiring intensive measures

Patients with known severe hypersensitivity to milk proteins or any ingredients of AirDuo RespiClick

Deterioration of Disease and Acute Episodes: AirDuo RespiClick should not be initiated in patients during rapidly deteriorating or potentially life-threatening episodes of asthma. AirDuo RespiClick is not indicated for the relief of acute bronchospasm. An inhaled, short-acting beta2-agonist, not AirDuo RespiClick, should be used to relieve acute symptoms such as shortness of breath

Excessive Use and Use with Other Long acting Beta2-Agonists: AirDuo RespiClick should not be used more often than recommended, at higher doses than recommended, or in conjunction with other medicines containing LABA, as an overdose may result. Clinically significant cardiovascular effects and fatalities have been reported in association with excessive use of inhaled sympathomimetic drugs. Patients using AirDuo RespiClick should not use another medicine containing a LABA (e.g., salmeterol, formoterol fumarate, arformoterol tartrate, indacaterol) for any reason

Local Effects of Inhaled Corticosteroids: Oropharyngeal candidiasis has occurred in patients treated with AirDuo RespiClick .Advise patients to rinse the mouth with water without swallowing following inhalation

Immunosuppression: Patients who use corticosteroids are at risk for potential worsening of existing tuberculosis; fungal, bacterial, viral, or parasitic infections; or ocular herpes simplex. A more serious or even fatal course of chickenpox or measles may occur in susceptible patients. Use with caution in patients with the above because of the potential for worsening of these infections

Transferring Patients from Systemic Corticosteroid Therapy: Particular care is needed for patients who have been transferred from systemically active corticosteroids to inhaled corticosteroids because deaths due to adrenal insufficiency have occurred in patients with asthma during and after transfer from systemic corticosteroids to less systemically available inhaled corticosteroids. Taper patients slowly from systemic corticosteroids if transferring to AirDuo RespiClick

Hypercorticism and Adrenal Suppression may occur with high doses of inhaled corticosteroids, including fluticasone propionate, or at the recommended dose in susceptible individuals. If such changes occur, discontinue AirDuo RespiClick slowly

Drug Interactions with Strong Cytochrome P450 3A4 Inhibitors: The use of strong cytochrome P450 3A4 (CYP3A4) inhibitors (e.g., ritonavir, ketoconazole) with AirDuo RespiClick is not recommended because increased systemic corticosteroid and increased cardiovascular adverse effects may occur

Paradoxical Bronchospasm and Upper Airway Symptoms: If paradoxical bronchospasm occurs, discontinue AirDuo RespiClick immediately and institute alternative therapy

Hypersensitivity Reactions, Including Anaphylaxis: Immediate hypersensitivity reactions (e.g., urticaria, angioedema, rash, bronchospasm, hypotension), including anaphylaxis, may occur after administration of AirDuo RespiClick. Discontinue AirDuo RespiClick if such reactions occur

Cardiovascular and Central Nervous System Effects: Salmeterol, a component of AirDuo RespiClick, can produce clinically significant cardiovascular effects in some patients as measured by pulse rate, blood pressure, and/or symptoms. If such effects occur, AirDuo RespiClick may need to be discontinued. AirDuo RespiClick should be used with caution in patients with cardiovascular disorders, especially coronary insufficiency, cardiac arrhythmias, and hypertension

Reduction in Bone Mineral Density (BMD): Decreases in BMD have been observed with long-term administration of products containing inhaled corticosteroids. Patients with major risk factors for decreased bone mineral content, such as prolonged immobilization, family history of osteoporosis, or chronic use of drugs that can reduce bone mass (e.g., anticonvulsants, oral corticosteroids) should be monitored and treated with established standards of care

Effect on Growth: Inhaled corticosteroids, as well as poorly controlled asthma, may cause a reduction in growth velocity, and the long-term effect on final adult height is unknown. Patients should be maintained on the lowest dose of inhaled corticosteroid that effectively controls their asthma. Monitor growth of pediatric patients

Glaucoma and Cataracts: Long-term use of inhaled corticosteroids, including fluticasone propionate, a component of AirDuo RespiClick, may increase the risk for cataracts or glaucoma. Regular eye exams should be considered

Eosinophilic Conditions and Churg-Strauss Syndrome: Systemic eosinophilic conditions, such as Churg-Strauss syndrome, may occur. Be alert to eosinophilia, vasculitic rash, worsening pulmonary symptoms, cardiac complications, and/or neuropathy

Coexisting Conditions: Use with caution in patients with convulsive disorders, thyrotoxicosis, diabetes mellitus, ketoacidosis, and in patients who are unusually responsive to sympathomimetic amines

Hypokalemia and Hyperglycemia: Be alert to hypokalemia and hyperglycemia

Adverse Reactions: Most common adverse reactions (3%) in patients taking AirDuo RespiClick 55/14 mcg twice daily, 113/14 mcg twice daily, 232/14 mcg twice daily, and placebo, respectively, were nasopharyngitis (8.6%, 4.8%, 6.9%, 4.4%), oral candidiasis (1.6%, 2.2%, 3.4%, 0.7%), back pain (3.1%, 0.7%, 0%, 1.8%), headache (5.5%, 4.8%, 2.8%, 4.4%), and cough (2.3%, 3.7%, 0.7%, 2.6%)

Please click here for full Prescribing Information, including Boxed WARNING.

About ArmonAirTM RespiClick® (Fluticasone Propionate) Inhalation Powder
ArmonAir™ RespiClick® is indicated for the maintenance treatment of asthma as prophylactic therapy in patients 12 years of age and older.

Important Limitation of Use: ArmonAir RespiClick is NOT indicated for the relief of acute bronchospasm.

IMPORTANT SAFETY INFORMATION

Contraindications: ArmonAir RespiClick is contraindicated in:

•	Primary treatment of status asthmaticus or other acute episodes of asthma requiring intensive measures

•	Patients with known severe hypersensitivity to milk proteins or any ingredients of ArmonAir RespiClick

Local Effects: Oropharyngeal candidiasis has occurred in patients treated with ArmonAir RespiClick. Advise patients to rinse the mouth with water without swallowing following inhalation

Acute Asthma Episodes: ArmonAir RespiClick is not indicated for the relief of acute bronchospasm. An inhaled, short-acting beta2-agonist, not ArmonAir RespiClick, should be used to relieve acute symptoms such as shortness of breath

Immunosuppression: Patients on corticosteroids are at risk for potential worsening of existing tuberculosis; fungal, bacterial, viral, or parasitic infections; or ocular herpes simplex. A more serious or even fatal course of chickenpox or measles may occur in susceptible patients. Use with caution in patients with the above because of the potential for worsening of these infections

Transferring Patients from Systemic Corticosteroid Therapy: Particular care is needed for patients who have been transferred from systemically active corticosteroids to inhaled corticosteroids because deaths due to adrenal insufficiency have occurred in patients with asthma during and after transfer from systemic corticosteroids to less systemically available inhaled corticosteroids. Taper patients slowly from systemic corticosteroids if transferring to ArmonAir RespiClick

Hypercorticism and Adrenal Suppression may occur with high doses of inhaled corticosteroids, including fluticasone propionate, or at the recommended dose in susceptible individuals. If such changes occur, discontinue ArmonAir RespiClick slowly

Hypersensitivity Reactions, Including Anaphylaxis: Immediate hypersensitivity reactions (e.g., urticaria, angioedema, rash, bronchospasm, hypotension), including anaphylaxis, may occur after administration of ArmonAir RespiClick. Discontinue ArmonAir RespiClick if such reactions occur

Reduction in Bone Mineral Density (BMD): Decreases in BMD have been observed with long-term administration of inhaled corticosteroids. Patients with major risk factors for decreased bone mineral content, such as prolonged immobilization, family history of osteoporosis, or chronic use of drugs that can reduce bone mass (e.g., anticonvulsants, oral corticosteroids) should be monitored and treated with established standards of care

Effect on Growth: Inhaled corticosteroids, as well as poorly controlled asthma, may cause a reduction in growth velocity, and the long-term effect on final adult height is unknown. Patients should be maintained on the lowest dose of inhaled corticosteroid that effectively controls their asthma. Monitor growth of pediatric patients

Glaucoma and Cataracts: Long-term use of inhaled corticosteroids, including ArmonAir RespiClick, may increase the risk for cataracts or glaucoma. Regular eye exams should be considered

Paradoxical Bronchospasm: Discontinue ArmonAir RespiClick and institute alternative therapy if paradoxical bronchospasm occurs

Drug Interactions with Strong Cytochrome P450 3A4 Inhibitors: The use of strong cytochrome P450 3A4 (CYP3A4) inhibitors (e.g., ritonavir, ketoconazole) with ArmonAir RespiClick is not recommended because increased systemic corticosteroid adverse effects may occur

Eosinophilic Conditions and Churg-Strauss Syndrome: Systemic eosinophilic conditions, such as Churg-Strauss syndrome, may occur. Be alert to eosinophilia, vasculitic rash, worsening pulmonary symptoms, cardiac complications, and/or neuropathy

Adverse Reactions: Most common adverse reactions (3%) in patients taking ArmonAir RespiClick 55 mcg twice daily, 113 mcg twice daily, 232 mcg twice daily, and placebo, respectively, were nasopharyngitis (5.4%, 5.8%, 4.8%, 4.4%), upper respiratory tract infection (5.4%, 4.7%, 5.5%, 4.8%), oral candidiasis (3.1%, 2.9%, 4.8%, 0.7%), headache (1.6%, 7.3%, 4.8%, 4.4%), and cough (1.6%, 1.8%, 3.4%, 2.6%)

Please click here for full Prescribing Information.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-activated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Teva’s respiratory portfolio which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the potential benefits and commercial success of Teva’s respiratory portfolio;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; the uncertainty of clinical success and obtaining regulatory approvals and our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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References

1.	Centers for Disease Control and Prevention. Asthma in the U.S.: Vital Signs. May 2011. Available at: https://www.cdc.gov/vitalsigns/asthma/